Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Arthur J. Gallagher & Co. Deferred Equity Participation Plan, Arthur J. Gallagher & Co. Deferred Cash Participation Plan, and the Arthur J. Gallagher & Co. Supplemental Savings and Thrift Plan of our reports dated February 10, 2023, with respect to the consolidated financial statements of Arthur J. Gallagher & Co. and the effectiveness of internal control over financial reporting of Arthur J. Gallagher & Co. included in its Annual Report (Form 10-K) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois

August 4, 2023